Exhibit (a)(5)(ii)
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below), and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.
Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock
of
AMICAS, Inc.
at
$6.05 Net Per Share
by
Project Ready Corp.
a wholly owned subsidiary of
Merge Healthcare Incorporated
     Project Ready Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Merge Healthcare Incorporated, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of AMICAS, Inc., a Delaware corporation (“AMICAS”), at a purchase price of $6.05 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to StockTrans, Inc. (the “Depositary”) will not be charged brokerage fees commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a brokerage or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of Laurel Hill Advisory Group, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. Following the completion of the Offer, Purchaser intends to effect the Merger (as described in the Offer to Purchase).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT
NEW YORK CITY, NEW YORK TIME, ON THURSDAY, APRIL 15, 2010, UNLESS
THE OFFER IS EXTENDED.
     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which would represent both (i) a majority of the shares of AMICAS on a fully diluted basis and (ii) at least the number of shares necessary for Purchaser to acquire in the Offer so that when added with the amount of shares that Purchaser is able to purchase from AMICAS pursuant to the Additional Share Option

(as described in the Offer to Purchase), Purchaser would own at least ninety percent (90%) of the issued and outstanding shares of AMICAS common stock on a fully diluted basis (the “Minimum Tender Condition”). Parent currently believes that to satisfy the Minimum Tender Condition at least sixty percent (60%) of the outstanding Shares must be validly tendered and not withdrawn. The Offer is also subject to certain other conditions described in the Offer to Purchase under “The Offer—Section 14. Conditions of the Offer.” The Offer is not conditioned upon any financing conditions.
     The purpose of the Offer is for Purchaser to acquire at least a ninety percent (90%) interest in AMICAS as the first step in acquiring the entire equity interest in AMICAS. If Purchaser acquires in the Offer at least the number of Shares to satisfy the Minimum Tender Condition, then, pursuant to Section 253 of the Delaware General Corporation Law, the Merger can be consummated without a vote of the stockholders of AMICAS.
     The Board of Directors of AMICAS has unanimously, among other things, determined that the Offer, the Merger and the other transactions contemplated by the Agreement and Plan of Merger, as amended from time to time (the “Merger Agreement”), dated as of February 28, 2010, by and among Parent, Purchaser and AMICAS, taken together, are at a price and on terms that are fair to, advisable and in the best interests of AMICAS and its stockholders and recommended that the stockholders of AMICAS accept the Offer and tender their Shares pursuant to the Offer.
     Prior to the Merger Agreement, AMICAS had entered into an Agreement and Plan of Merger, dated December 24, 2009, with Project Alta Merger Corp. and Project Alta Holdings Corp., both affiliates of Thoma Bravo, LLC (the “Prior Merger Agreement”). The Board of Directors of AMICAS has further concluded that the Offer, the Merger and the other transactions contemplated by the Merger Agreement constitute a Superior Proposal (as such term is defined in the Prior Merger Agreement) to the merger and transactions contemplated in the Prior Merger Agreement. Immediately prior to the execution of the Merger Agreement by AMICAS, AMICAS terminated the Prior Merger Agreement in accordance with its terms and paid to Thoma Bravo, LLC a termination fee of $8,600,000.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares. Payment for Shares so accepted will be made by deposit of the Offer Price for those Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will interest be paid on the Offer Price, regardless of any delay in mailing such payments. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) certificates evidencing such Shares (the “AMICAS Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase under “The Offer—Section 3. Procedure for Tendering Shares,” (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message

(as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.
     Purchaser may, without the consent of AMICAS, (i) extend the Offer, if at the scheduled expiration date of the Offer any of the conditions (other than the Minimum Tender Condition) to Purchaser’s obligation to purchase Shares are not satisfied, until such time as such conditions are satisfied or waived, including, without limitation, that any waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, applicable to the purchase of the Shares pursuant to the Offer shall have expired or been terminated, (ii) extend the Offer for a period of not more than ten (10) business days beyond the initial expiration date of the Offer, if on the date of such extension less than ninety (90%) of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer, (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer and (iv) extend the Offer, one time only, for any reason for a period of not more than fifteen (15) business days beyond the latest expiration date that would otherwise be permitted under the forgoing clauses (i), (ii) or (iii) of this sentence. In addition if at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, Purchaser shall extend the Offer at the request of AMICAS for one period of not more than twenty (20) business days.
     In addition, Purchaser may make available a “subsequent offering period,” in accordance with Rule 14d-11 under the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Merger Agreement, of not less than ten (10) business days and not more than twenty (20) business days. During the subsequent offering period, if applicable, stockholders may tender, but not withdraw, their Shares and receive the Offer Price. The term “Expiration Date” means 12:00 midnight New York City, New York time, on Thursday, April 15, 2010, unless Purchaser extends the period during which the Offer is open. In that event, the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to any subsequent offering period), expires.
     Any extension, delay, waiver, amendment or termination of the period during which the Offer is open or any decision to provide a subsequent offering period will be followed, as promptly as practicable, by public announcement thereof. Such public announcement will be issued not later than 9:00 a.m., New York City, New York time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares (except during any subsequent offering period).
     Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable. No withdrawal rights will apply to Shares tendered during a subsequent offering period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth in the Letter of Transmittal. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such

Shares, if different from that of the person who tendered the Shares. If AMICAS Certificate(s) representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such AMICAS Certificates, the serial numbers shown on such AMICAS Certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfers as set forth in the Offer to Purchase under “The Offer—Section 3. Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding.
     The receipt of cash in exchange for Shares pursuant to the Offer or the Merger, as the case may be, will be a taxable transaction for U.S. federal income tax purposes and likely will also be a taxable transaction under applicable state, local or foreign tax laws. In general, a stockholder who receives cash in exchange for Shares pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. The maximum U.S. federal income tax rate generally applicable to individual taxpayers on long-term capital gains is currently 15%, and the deductibility of capital losses is subject to limitations.
     The discussion above does not propose to consider all possible aspects of U.S. federal income taxation that might be relevant and may not be applicable to certain types of stockholders, including stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the U.S. foreign corporations, or entities that are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (such as insurance companies, tax-exempt entities and regulated investment companies). All stockholders should consult with their own tax advisors as to the particular tax consequences to them of the Offer or the Merger, as the case may be, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws.
     The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     AMICAS has provided Purchaser with AMICAS’ stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent as set forth below and copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other that the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
Laurel Hill Advisory Group
100 Wall Street, 22nd floor
New York, NY 10005
Banks and brokers call collect: (917) 338-3181
All others call toll free: (888) 742-1305
March 19, 2010

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